File No. 70-9993
(Withdrawal of Application)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.                                  Allegheny Ventures, Inc.
10435 Downsville Pike                                 10435 Downsville Pike
Hagerstown, MD 21740                               Hagerstown, MD 21740

Allegheny Energy Service Corporation        The Potomac Edison Company
10435 Downsville Pike                                 10435 Downsville Pike
Hagerstown, MD 21740                              Hagerstown, MD 21740

West Penn Power Company
800 Cabin Hill Drive
Greensburg, PA 15601
----------------------------

Allegheny Energy, Inc.
       10435 Downsville Pike
       Hagerstown, MD 21740

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The Commission is requested to mail signed copies of all orders, notices and communications in connection with this Application to:

Thomas K. Henderson, Esq. Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Anthony Wilson, Esq. Senior Counsel Allegheny Energy Service Corp. 10435 Downsville Pike Hagerstown, MD 21740

WITHDRAWAL
OF
FORM U-1

          On October 19, 2001, Applicants filed a U-1 application with this Commission requesting approval of certain transactions set forth therein. To date, the Commission has taken no action on the application. By this filing Applicants respectfully withdraw this application from Commission consideration.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Allegheny Energy, Inc. Allegheny Energy Supply Company, LLC Allegheny Energy Service Corporation West Penn Power Company The Potomac Edison Company By: /s/ TERENCE A. BURKE Terence A. Burke, Esq.